02027057

APIS PE
12/31/01

RECD S.E.C.
APR 17 2002
1086

State of Franklin
BANCSHARES, INC.

2001 Annual Report

HISTORY OF GROWTH

Upon receipt of approval from the Tennessee Department of Financial Institutions in February 1996, State of Franklin Savings Bank became the first state chartered savings bank in Tennessee. We opened our first office, located on West Walnut Street in Johnson City on February 26, 1996. Our second office opened in November 1996 on Browns Mill Road. Total assets by year end 1996 exceeded $40 million and deposits as of December 31, 1996 were over $34 million. January 1997 saw another landmark achievement for State of Franklin when we opened an office on West Center Street in the former Home Federal Savings and Loan building in the heart of Kingsport. State of Franklin continued to experience tremendous growth in 1997, with assets reaching $83 million at year end. As our growth continued, we found it necessary to move the main office to a location that provided more space. In 1997, State of Franklin Savings Bank purchased the former Heritage Federal Savings and Loan building on North Roan Street in Johnson City, which provided us with the additional space we needed, as well as a premier location. We opened our fourth branch in this building in February 1998. In January 1999, we opened an ATM in the student union building on the Milligan College campus. November of 2000 brought us our fifth branch in five years with the opening of the Colonial Heights office. This second location in Sullivan County was much anticipated by our customers and residents of the Colonial Heights area. As of December 31, 2001, assets have grown to $258 million, loans to $138 million and deposits to $200 million.

Today, State of Franklin Savings Bank offers five full service locations, six automatic teller machines (ATM's) and office hours from 9:00am until 6:00pm daily, with some locations offering Saturday banking. We strive to offer great service, convenient hours and locations, and a wide range of products not just to meet, but exceed our customers' expectations.

FINANCIAL HIGHLIGHTS

	1997	1998	1999	2000	2001
Statements of Income					
Interest Income	4,675,449	7,576,768	10,432,097	13,820,377	15,651,388
Other Income	339,599	411,155	541,986	571,578	776,208
Net Interest Income	1,699,122	2,815,633	4,261,608	5,209,912	6,301,995
Provision for Loan Losses	226,095	275,127	181,429	302,609	589,902
Net Income	57,035	496,489	1,087,097	1,379,687	1,957,411
Financial Ratios:					
Return on Average Assets	0.09%	0.49%	0.77%	0.78%	0.89%
Return on Average Equity	0.70%	4.42%	9.43%	8.75%	10.98%
Average Equity to Average Assets	13.25%	11.16%	8.17%	8.88%	8.07%
Taxable Equivalent Net Interest Income to Average Assets	2.75%	2.80%	3.02%	2.99%	3.14%
Per Share Data:					
Basic Net Income	0.05	0.44	0.97	1.04	1.42
Diluted Net Income	0.05	0.44	0.95	1.00	1.36
Book Value	9.81	10.33	10.87	12.60	13.74
Balance Sheet:					
Total Assets	83,372,390	118,035,681	160,178,417	204,398,788	257,838,756
Loans, Net	50,374,093	86,104,974	113,629,470	135,092,706	137,616,477
Total Deposits	72,243,884	96,364,077	132,237,626	162,082,390	200,137,074
Long-Term Debt	-	9,687,925	9,674,615	11,818,316	30,240,995
Average Equity	8,175,890	11,236,700	11,523,471	15,761,447	17,820,818
Average Assets	61,690,772	100,704,036	141,095,740	177,555,030	220,847,483
Number of Full-Time Equivalent Employees	24	36	38	45	48
Average Basic Shares Outstanding	1,111,280	1,117,270	1,123,721	1,366,555	1,374,709

COMPANY OVERVIEW

State of Franklin Bancshares, Inc. was organized under the laws of the State of Tennessee. Effective May 15, 1998, the company exchanged its shares of common stock with holders of the shares of common stock of State of Franklin Savings Bank which was incorporated under the laws of the State of Tennessee and began business on February 26, 1996.

As a result, the Savings Bank became a wholly owned subsidary of the Company. The Savings Bank is regulated by the Tennessee Department of Financial Institutions and the FDIC. The Savings Bank operates a main office and two branches in Johnson City, Washington County, Tennessee, and two branches in Kingsport, Sullivan County, Tennessee. In October, 1998, State of Franklin Leasing Corporation, which engages in equipment lease financing, was formed and is a wholly owned subsidiary of State of Franklin Bancshares. On December 31, 2001, consolidated assets of State of Franklin Bancshares totaled approximately $258 million. Management believes the Company presents an alternative to recent mergers of large financial institutions by offering local ownership, local decision making and other personalized services characteristic of local, community-based financial institutions. The holding company structure provides flexibility for expansion of the Company's banking business through acquisition of other financial institutions and of additional banking-related services which the traditional commercial bank may not provide under present laws.

TABLE OF CONTENTS



Equity Capital
(Amounts in $millions)
$10.9
$11.6
$13.5
$17.2
$18.7
1997
1998
1999
2000
2001



Total Assets
(Amounts in $millions)
$83
$118
$160
$204
$258
1997
1998
1999
2000
2001

2001 Net Income Increased 42%



$1,957,411
$1,379,687
$1,087,097
$496,489
$57,035
1997
1998
1999
2000
2001

Net income for the Company for the year ended December 31, 2001 was $1,957,411, an increase of $577,724 over the year ended December 31, 2000 total net income of $1,379,687, reflecting an increase of 42%. Earnings per share were $1.36, compared to earnings per share of $1.00 in 2000, with average outstanding shares increasing from 1,372,831 to 1,440,281. Return on average assets was 0.89% and return on average equity was 10.98% for the year ended December 31, 2001.

Components of the increase in net income consist primarily of an increase of $1,092,082, or 21%, in net interest income before provision for loan loss and an increase of $204,631, or 36%, in non interest income. During the same period, non interest expense increased $508,104, or 15%, reflecting improved efficiencies in the level of income to expense. Other components of net income were an increase of $287,292 in provision for loan loss expense and a decrease of $76,407 in the provision for income taxes.

The increase in net interest income resulted primarily from growth in earning assets of the bank. During 2001, earning assets increased $52.5 million, or 27%, primarily as a result of a $20.7 million increase in investments and a $26.1 million increase in federal funds sold. Asset growth during 2001 was funded mainly through a $38.1 million, or 23%, increase in deposits, a $6.3 million increase in borrowings through the Federal Home Loan Bank, and an $8 million issue in subordinated debentures. During 2001, the rate paid on average interest-bearing liabilities decreased 76 basis points to 4.84%, while the taxable equivalent yield on average earning assets declined 52 basis points to 7.68%, resulting in an increase in the net interest margin from 3.12% in 2000 to 3.27% in 2001.

During 2001, the provision for possible loan losses was $589,902. There were $178,558 in net charge-offs during 2001 and $50,402 in 2000. The allowance for possible loan losses represented 1.06% of total loans, net of mortgage loans held-for-sale, at December 31, 2001, compared to 0.78% at December 31, 2000.

We will continue to strive toward improving profitability through growth and operational efficiency. With continued growth, operational efficiency, favorable interest rates, and continued support from our customer base, we should continue an upward trend in income performance and prove to be an outstanding investment for our shareholders.

Dear Fellow Shareholder:

State of Franklin Bancshares, Inc. is six years old, has over one quarter of a billion dollars in total assets, and is still growing! As of December 31, 2001, State of Franklin Bancshares, Inc. reported $258 million in total assets, up 26% from year-end 2000. In addition, our net income for 2001 increased 42%, to $1.96 million. Earnings per share increased 36% to $1.36 per share. Total deposits grew to $200.1 million, an increase of 23% and total loans increased to $137.6 million. With five locations and six ATMS, State of Franklin continues to expand our market share in the areas of commercial and consumer loans, as well as mortgage loans.

Due to the uncertainty following September 11th, consumers stopped spending and people began delaying new home purchases, as well as home improvements. Obviously, when people stop spending, it can have a devastating effect on the economy. Our Board of Directors immediately authorized $10 million dollars in low interest loan funding to be used for new home purchases and home improvements. We felt we should do our part in supporting our home builders, as well as our other customers. We also believed these low interest loans would have a positive effect on the economy in the Tri-Cities. We named this loan product the Support America Loan, which offered mortgage customers a fixed rate of 6% for 5 years and a lifetime cap of 7.95%.

With six years of sustained growth, the Company has continued to utilize earnings of the Company toward future growth. One new endeavor is the formation of State of Franklin Real Estate, Inc., a full service real estate agency located in Johnson City, Tennessee, which opened in March 2002. Since most real estate agencies are affiliated in some way with a mortgage lender, we believe it is a natural affinity for State of Franklin Savings Bank to establish a real estate agency. The goal of State of Franklin Real Estate, Inc. is to offer the same unparalleled service to their clients that customers of State of Franklin Savings Bank have come to expect.

Periodically, the question arises about the Company paying dividends. We continuously analyze the rate of growth of the Company, as well as the growth in the value of the Company. It is our belief the value of the Company will increase at a greater rate by reinvesting earnings in the growth of the Company, rather than paying out a portion of those earnings in dividends. In addition, we believe the total return to the shareholder will be greater, due to the appreciation of the share price without dividends, than could be accomplished by lesser appreciation of the share price plus dividends.

One needs look no further than legendary investor, Warren Buffet and his holding company, Berkshire Hathaway to see the results of reinvesting earnings in the growth of the Company, rather than paying dividends.



Charles E. Allen, Jr. Chairman & CEO and **Randal R. Greene,** President

As our country has banded together in a time of crisis, our sense of community is stronger than ever. Our community here in the Tri-Cities has embraced the role a community bank should play. In the next few pages, we have highlighted some ways State of Franklin has focused on giving back to the community that is responsible for our growth and success.

Whether it is providing attractive financing packages for non-profit organizations, sponsoring ball teams and other organizations, or sponsoring community oriented events financially, as well as through the participation of our employees, we believe we have an obligation and responsibility to actively participate in our community.

We are always looking for ways to improve our service and offer new products and we welcome any suggestions you may have. Please do not hesitate to contact us with your ideas.

Sincerely,

Charles E. Allen, Jr.
Chairman and CEO

Randal R. Greene
President

State of Franklin
SAVINGS BANK



Derthick Hall, Milligan College

One of the ways State of Franklin Savings Bank supports our community is by providing financing to institutions of higher education.

During 2001, we were pleased to have the opportunity to provide a financing package to Milligan College at an extremely attractive interest rate.

Milligan College, founded in 1866, with an enrollment of 900 students, is a private Christian liberal arts college nationally recognized for it's commitment to excellence in academic, social, and spiritual development. The college has consistently been named one of "America's Best Colleges" by **U.S. News and World Report**.

Dr. Don Jeanes, President of Milligan College also serves as a member of the Board of Directors of State of Franklin Bancshares, Inc.



Aerial photo of the Milligan College campus

Supporting Our Community



Aaron Morris, Camp Director

State of Franklin Savings Bank extends their community support to family and youth organizations in our area. In 2001, the Bank provided Appalachian Christian Camp with a creative financing package structured to meet their individual budget and capital needs.

Appalachian Christian Camp, founded in 1930, is a non-profit camp located in Unicoi, Tennessee offering summer camp sessions for youths entering kindergarten through high school, as well as camp weekends for families and adults. Appalachian Christian Camp receives support from over 90 area Christian churches. In addition, ACC recently began offering its facilities for corporate retreats.



Above, a corporate group meets in the Red Oak Lodge



Pictured above is the Cross Center, the camp's multi-purpose facility.

State of Franklin Savings Bank
Involved in Our Community



In recognition of our community support to area schools, State of Franklin was nominated for the Friend of Education award, sponsored by the Tennessee Education Association. Pictured at left is the 5th grade chorus from Towne Acres Elementary School.


State of Franklin

State of Franklin sponsors ball teams ranging from Tee-Ball to Senior Softball.


Franklin
SAVINGS BANK
MORTGAGE LOANS





Trick or Treat on Walnut Street

In 1996, State of Franklin founded the annual "Trick or Treat on Walnut Street" event in order to provide a safe place for children to trick or treat. Now in its 7th year, the event draws several thousand children and their parents each year.

State of Franklin
REAL ESTATE, INC.


State of Franklin REAL ESTATE, INC. 975-9800

First row L to R: Diane Haynes, Nancy Rowe-Manager, Kathy Zannis, Linda Workman, Jeanette Fannon, Pat Rogers
Back Row L to R: Ericka Reece-admin. asst., Robin Hood, Nancy Frazier, Tony Gouge, Beverly Horton, Wayne Bartley, Kathy Richardson. Not pictured is Marcie Jenkins, Office Administrator

Kent Anders
Assistant Vice-President and Mortgage Lender, State of Franklin Savings Bank

State of Franklin Real Estate, Inc., a subsidiary of State of Franklin Savings Bank opened its doors in March 2002 at 701 North State of Franklin Road in Johnson City. State of Franklin Real Estate not only offers unparalleled service to its clients, but also the convenience of having a mortgage lender on site to assist the potential home buyer with their financing needs.

BAYLOR AND BACKUS
CERTIFIED PUBLIC ACCOUNTANTS

D.G. LEONARD, CPA
R.F. VANHOY, CPA
T.S. JOHNSON, CPA
G.L. FREEMAN, CPA
J.M. WOODY, CPA
D.M. MCVEY, CPA

409 EAST WATAUGA AVENUE
P.O. BOX 1736
JOHNSON CITY, TENNESSEE 37605
(423) 282-9000

E.N. BACKUS, CPA (1907-1971)
T.E. HULSE, CPA (1927-1975)
E.R. BAYLOR, CPA (1894-1982)
A.C. NICKELL, CPA (1921-1983)
W.E. MORELOCK, CPA (1927-1985)
H.L. SIENKNECHT, CPA (1917-1990)

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and
the Board of Directors
State of Franklin Bancshares, Inc.
Johnson City, Tennessee

We have audited the accompanying consolidated statements of financial condition of State of Franklin Bancshares, Inc. (a Tennessee corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of State of Franklin Bancshares, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of State of Franklin Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with generally accepted accounting principles.

Baylor and Backus

BAYLOR AND BACKUS
Certified Public Accountants

Johnson City, Tennessee

March 14, 2002

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

	2001	2000
Assets		
Cash and Due from Banks	5,252,689	4,715,833
Federal Funds Sold	28,590,000	2,525,000
Short-Term Interest-Bearing Deposits	57,649	227,422
Total Cash and Cash Equivalents	33,900,338	7,468,255
Investments - Held-To-Maturity (Estimated Market 2001 - $9,636,374 and 2000 - $13,792,610)	9,676,885	13,989,368
Investments - Available-for-Sale	63,780,481	38,729,467
Loans Held for Sale	2,548,370	264,922
Loans and Leases Receivable	139,090,332	136,155,217
Less: Allowance for Loan and Lease Loss	(1,473,855)	(1,062,511)
Loans and Leases Receivable, Net	137,616,477	135,092,706
Accrued Interest Receivable, Net	1,364,280	1,542,443
Land, Buildings and Equipment at Cost Less Accumulated Depreciation of $1,260,895 in 2001 and $883,607 in 2000	5,319,180	5,395,933
Prepaid Expense and Accounts Receivable	119,647	77,379
FHLB Stock	2,161,700	1,524,500
Other Real Estate Owned and Repossessed Property	452,988	-
Trust Preferred Placement Fee, Net	236,000	-
Deferred Tax Assets	709,103	313,815
Total Assets	257,885,449	204,398,788
Liabilities and Stockholders' Equity		
Liabilities:		
Interest-Free Deposits	18,216,284	9,503,943
Interest-Bearing Deposits	181,920,790	152,578,447
Advances by Borrowers for Taxes and Insurance	99,414	107,235
Accrued Interest on Deposits	179,897	188,408
Accounts Payable and Accrued Expenses	420,784	296,388
Notes Payable	-	571,637
FHLB Short-Term Advances	-	12,660,000
FHLB Long-Term Advances	30,240,995	11,246,679
Deferred Gain on REO	21,448	21,448
Total Liabilities	231,099,612	187,174,185
Guaranteed Preferred Beneficial Interest in Subordinated Debentures	8,000,000	--
Stockholders' Equity:		
Common Stock, $1.00 Par Value, Authorized: 10,000,000 Shares; Issued: 1,465,512 Shares at December 31, 2001 and at December 31, 2000	1,465,512	1,465,512
Paid-In Capital	14,251,461	14,251,461
Accumulated Other Comprehensive Income	(368,029)	89,678
Retained Earnings	4,526,987	2,569,575
Less: Employee Stock Ownership	(1,090,094)	(1,151,623)
Total Stockholders' Equity	18,785,837	17,224,603
Total Liabilities and Stockholders' Equity	257,885,449	204,398,788

The accompanying notes are an integral part of the consolidated financial statements.

State of Franklin Bancshares, Inc. Johnson City, Tennessee
Consolidated Statements of Income For the Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest Income			
Interest on Loans	11,466,414	10,951,017	8,220,542
Other Interest Income	4,184,974	2,869,360	2,211,555
Total Interest Income	15,651,388	13,820,377	10,432,097
Interest Expense			
Interest on Deposits	7,953,344	7,450,364	5,663,933
Other Interest Expense	1,396,049	1,160,101	506,556
Total Interest Expense	9,349,393	8,610,465	6,170,489
Net Interest Income before Provision for Loan Losses	6,301,995	5,209,912	4,261,608
Provision for Loan Losses	(589,902)	(302,609)	(181,429)
Net Interest Income after Provision for Loan Losses	5,712,093	4,907,303	4,080,179
Other Income			
Other Fees and Service Charges	426,630	380,476	277,474
Net Gain on Loans Sold	227,598	62,597	101,762
Net Gain on Sale and Maturity of Securities	–	–	12,724
Insurance Commission Income	42,073	40,336	39,534
Rental Income, Net	79,907	88,169	110,493
Total Other Income	776,208	571,578	541,987
Other Expenses			
Compensation and Related Benefits	1,831,580	1,572,923	1,275,949
Occupancy Expenses	338,670	304,804	278,804
Furniture and Equipment Expenses	343,994	271,897	258,480
Advertising	137,069	98,385	147,032
Data Processing Expense	431,070	369,392	320,692
Other	866,792	823,670	746,307
Total Other Expenses	3,949,175	3,441,071	3,027,264
Income before Income Taxes	2,539,126	2,037,810	1,594,902
Provision for Income Taxes	(581,715)	(658,123)	(507,805)
Net Income	1,957,411	1,379,687	1,087,097
Basic Earnings per Share	1.42	1.04	0.97
Diluted Earnings per Share	1.36	1.00	0.95

The accompanying notes are an integral part of the consolidated financial statements.

State of Franklin Bancshares, Inc. Johnson City, Tennessee
Consolidated Statements of Changes in Stockholders' Equity For the Years Ended December 31, 2001, 2000, and 1999

	Common Stock	Common Stock Subscribed	Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Employee Stock-Ownership	Total
Balance at December 31, 1998	**1,180,152**	**6,996**	**10,905,359**	**39,820**	**102,792**	**(664,820)**	**11,570,299**
Net Proceeds from Sale of Stock	121,367	(6,996)	1,338,371	--	--	--	1,452,742
ESOP Shares Allocated	--	--	--	--	--	38,205	38,205
Comprehensive Income							
Other Comprehensive Income,							
Net of Tax:							
Unrealized Losses on Securities							
Available-For-Sale:							
Unrealized Holding Losses							
Arising During the Period (Net of $339,205 Income Tax)	--	--	--	(658,456)	--	--	(658,456)
Less: Reclassification Adjustment (Net of $4,326 Income Tax)	--	--	--	8,398	--	--	8,398
							(650,058)
Net Income	--	--	--	--	1,087,097	--	1,087,097
Total Comprehensive Income	--	--	--	--	--	--	437,039
Balance at December 31, 1999	**1,301,519**	**--**	**12,243,730**	**(610,238)**	**1,189,889**	**(626,615)**	**13,498,285**
Net Proceeds from Secondary Stock Offering	163,993	--	2,007,731	--	--	--	2,171,724
ESOP Shares Allocated	--	--	--	--	--	74,986	74,986
Additional ESOP Shares Issued	--	--	--	--	--	(599,994)	(599,994)
Comprehensive Income							
Other Comprehensive Income,							
Net of Tax:							
Unrealized Gains on Securities							
Available-For-Sale:							
Unrealized Holding Gains							
Arising During the Period (Net of $360,563 Income Tax)	--	--	--	699,915	--	--	699,915
Net Income	--	--	--	--	1,379,687	--	1,379,687
Total Comprehensive Income	--	--	--	--	--	--	2,079,602
Balance at December 31, 2000	**1,465,512**	**--**	**14,251,461**	**89,677**	**2,569,576**	**(1,151,623)**	**17,224,603**
ESOP Shares Allocated	--	--	--	--	--	61,529	61,529
Comprehensive Income							
Other Comprehensive Income,							
Net of Tax:							
Unrealized Gains on Securities							
Available-For-Sale:							
Unrealized Holding Losses							
Arising During the Period (Net of $278,776 Income Tax)	--	--	--	(401,015)	--	--	(401,015)
Less: Reclassification Adjustment (Net of $34,746 Income Tax)	--	--	--	(56,691)	--	--	(56,691)
							(457,706)
Net Income	--	--	--	--	1,957,411	--	1,957,411
Total Comprehensive Income	--	--	--	--	--	--	1,499,705
Balance at December 31, 2001	**1,465,512**	**--**	**14,251,461**	**(368,029)**	**4,526,987**	**(1,090,094)**	**18,785,837**

The accompanying notes are an integral part of the consolidated financial statements.

	2001	2000	1999
Cash Flows from Operating Activities			
Net Income	1,957,411	1,379,686	1,087,097
Items Not Affecting Cash and Cash Equivalents:			
Depreciation	379,945	275,989	260,484
(Increase) Decrease in Accrued Interest	178,163	(271,004)	(585,476)
Deferred Tax Assets	(169,678)	(74,874)	(71,570)
Provisions for Loan Losses	589,902	302,609	181,429
(Increase) Decrease in Prepaid Expenses and Accounts Receivable	(42,268)	528	78,597
Increase (Decrease) in Interest Payable	(8,511)	92,674	(8,035)
Increase (Decrease) in Accounts Payable and Accrued Expenses	124,396	(192,242)	293,103
Increase in Deferred Loan Fees, Net	20,323	48,072	4,993
(Gain) on Sale of Investments	–	–	(12,724)
Discount Accretion	(487,399)	(62,403)	(10,046)
Earned ESOP Shares	105,528	74,986	38,205
FHLB Stock Dividends	(137,200)	(106,800)	(75,800)
(Increase) Decrease in Loans Available-For-Sale	(2,283,448)	188,640	1,173,838
Net Cash Provided by Operating Activities	227,164	1,655,861	2,354,095
Cash Flows from Investing Activities			
Purchase of Held-to-Maturity Investments	(9,676,728)	–	(13,987,813)
Purchase of Available-for-Sale Investments	(42,792,458)	(17,658,492)	(17,041,379)
Proceeds from Maturities of Held-to-Maturity Investments	14,000,000	–	–
Proceeds from Sale of Available-for-Sale Investments	–	504,171	255,734
Proceeds from Maturities of Available-for-Sale Investments	17,490,740	1,002,305	6,595,000
Principal Payments on Mortgage-Backed Securities Available-for-Sale	–	–	35,965
(Increase) in Loans Receivable, Net	(3,582,986)	(21,813,918)	(29,217,319)
Purchases of Premises and Equipment	(303,191)	(1,613,680)	(201,375)
Purchase of FHLB Stock	(500,000)	--	(870,700)
Net Cash Used by Investing Activities	(25,364,623)	(39,579,614)	(54,431,887)

(continued...)

	2001	2000	1999
Cash Flows from Financing Activities			
Net Increase in Deposits	38,054,684	29,844,764	35,873,550
Net Increase (Decrease) in Advances by Borrowers for Taxes and Insurance	(7,821)	(10,137)	18,588
Issuance of Common Stock, Net	--	2,171,724	1,452,742
ESOP Shares Purchased	--	(599,994)	--
Net proceeds from the issuance of guaranteed preferred beneficial interests in subordinated debentures	7,760,000	--	--
Proceeds from FHLB Advances	21,995,733	10,813,972	4,092,707
Repayment of FHLB Advances	(15,661,417)	--	--
Repayment of Debt	(571,637)	(54,978)	(61,310)
Net Cash Provided by Financing Activities	51,569,542	42,165,351	41,376,277
Net Increase (Decrease) in Cash and Cash Equivalents	26,432,083	4,241,598	(10,701,515)
Cash and Cash Equivalents at Beginning of Period	7,468,255	3,226,657	13,928,172
Cash and Cash Equivalents at End of Period	33,900,338	7,468,255	3,226,657

Supplemental Schedule of Noncash Investing and Financing Activities:

	2001	2000	1999
(Decrease) in Unrealized Gain on Securities Available-For-Sale, Net of Deferred Tax Liability	(504,400)	(699,916)	(650,058)
Acquisition of Real Estate Property through Foreclosure of Related Loan	449,988	--	80,973
Origination of Mortgage Loan to Finance *the Sale of Foreclosed Real Estate*	--	--	81,000

Supplemental Disclosures of Cash Flow Information:

	2001	2000	1999
Cash Paid During the Period for:			
Taxes	714,077	1,162,389	275,960
Interest	9,357,904	8,517,791	6,178,524

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

Incorporation and Operations

State of Franklin Bancshares, Inc. (Company) was incorporated under the laws of the State of Tennessee for the purpose of becoming the holding company of State of Franklin Savings Bank (Savings Bank). The stockholders of the Savings Bank exchanged their shares for the shares of the Company, whereby the Savings Bank became a wholly owned subsidiary of the Company. State of Franklin Leasing Corporation (Leasing Corp) was incorporated under the laws of the State of Tennessee for the purpose of lease financing. In early 2002, State of Franklin Real Estate, Inc. (Real Estate Company) was incorporated for the purpose of selling real estate. The Real Estate Company and John Sevier Title Services, Inc. (Title Company) are wholly owned subsidiaries of the Savings Bank. The Leasing Corp is a wholly owned subsidiary of the Company.

State of Franklin Savings Bank (Savings Bank), headquartered in Johnson City, Tennessee, was incorporated on February 15, 1996, and was the first Tennessee Chartered Stock Savings Bank under the Savings Bank Chartering Act of 1991 (Savings Bank Act). The Savings Bank's application to the Federal Deposit Insurance Corporation (FDIC) to obtain federal deposit insurance for the Savings Bank's deposit accounts under the Bank Insurance Fund (BIF) was approved on February 9, 1996. The Tennessee Department of Financial Institutions (Department) approved the Savings Bank's registration on February 15, 1996.

The Savings Bank's initial stock offering of 610,000 shares was completely subscribed. All shares were purchased as of March 31, 1996, the end of the initial offering period.

A private placement offering was conducted in 1997 with 501,280 shares of subscribed common stock sold for $11 per share. The date of the offering was April 7, 1997, expiring on September 30, 1997. Total proceeds received related to the offering were $5,495,380 and a receivable of $18,700 was due from Individual Retirement Account transfers at December 31, 1997. Expenses relating to the offering were $83,079. The net proceeds of $5,431,001 were used to provide capital to support future operations.

A second private placement offering began on November 17, 1999. The Company offered up to 370,370 shares at an offering price of $13.50 per share. The Board of Directors had the option to extend the offering to a maximum of 555,555 shares. The offering expired June 30, 2000. 275,085 shares were sold through the expiration date, generating gross proceeds of $3,713,648. Expenses associated with the offering totaled $124,277.

On December 18, 2001, State of Franklin Bancshares, Inc. issued debentures to State of Franklin Statutory Trust I (Trust), a business trust subsidiary of the Company. The Trust purchased the debentures with the proceeds from the sale of trust preferred securities issued by the Trust in a private placement. The Company guaranteed the preferred securities. The documents governing these securities, including the Indenture under which the debentures were issued, restrict the Company's right to pay a dividend on its common stock under certain circumstances, prohibits the issue of any class of common or preferred stock senior to the debentures during their term, and give the holders of the preferred securities preference on liquidation over the holders of the Company's common stock. Specifically, the Company may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the Indenture, (b) the Company is in default under its Guarantee, or (c) the Company has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, the Company is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. The Company's net consolidated principal obligation under the debentures, the preferred securities, and the Guarantee is $8,000,000. The securities are redeemable at par after December 2006.

State of Franklin Savings Bank's primary market area is Washington and Sullivan Counties and their immediate vicinity in Tennessee. The Savings Bank has three branches in Johnson City, Tennessee, and two branches in Kingsport, Tennessee.

The principal business of the Savings Bank is to accept savings deposits from the general public and to invest such funds in residential mortgage loans and, to a lesser extent, consumer and commercial loans. The Savings Bank provides a wide variety of financial services to its customers.

A summary of significant accounting policies of the Company follows:

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and reflect the accrual method of accounting. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and leases, the valuation of foreclosed real estate and deferred tax assets. Management believes the allowance for loan and lease losses is adequate.

While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the

Note 1 Continued

Savings Bank's allowances for losses on loans. Such agencies may require the Savings Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. A substantial portion of the Savings Bank's loans is secured
by real estate in local markets. Accordingly, the ultimate collectibility of a substantial portion of the Savings Bank's loan portfolio is susceptible to changes in local market conditions.

Cash and Cash Equivalents

Cash and highly liquid investments with maturities of three months or less when purchased are considered cash and cash equivalents for the purposes of the consolidated statements of cash flows. Cash and cash equivalents consist primarily of cash and due from banks and federal funds sold. Cash and cash equivalent balances maintained at correspondent institutions are monitored by management to minimize the risk associated with a concentration of funds at a single institution. Risks associated with concentration of funds are regulated under Regulation F governing interbank liabilities. In addition, the bank maintains an internal policy limiting the risk. Compliance with the policy is monitored monthly by management and reported quarterly to the Board of Directors.

Land, Buildings and Equipment

Land is carried at cost. Buildings and equipment, including leasehold improvements, are carried at cost and are being depreciated over their estimated useful lives on the straight-line method. Repairs and maintenance items are expensed and improvements are capitalized. Upon retirement or sale, any gain or loss will be charged to operations.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Mortgage loans held for sale are held at the lower of cost or market value. The accrual of interest on mortgage commercial and other personal loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on a cash-basis or cost-recovery method, until qualifying for a return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The allowance for loan losses is maintained at a level, which in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Savings Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and decreased by charge-offs (net of recoveries).

Investment and Mortgage-Backed Securities

The Company is subject to Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Accordingly, investment and mortgage-backed securities are categorized as either held-to-maturity, trading account or available-for-sale securities.

Held-to-maturity securities are bonds, notes and debentures for which the Savings Bank has the positive intent and ability to hold to maturity and are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Trading account securities are investments held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with mortgage banking activities. Trading account securities would be recorded at their fair values. Unrealized gains and losses on trading account securities would be included immediately in other income. The Savings Bank has no securities in this classification at year end.

Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities. The change in unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a separate component of other comprehensive income until realized. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Note 1 Continued

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would have resulted in write-downs of the individual securities to their fair value. No write-downs have been included in earnings as realized losses.

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is recalculated annually and based on a predetermined formula. FHLB stock is carried at cost on the consolidated statements of financial condition. At December 31, 2001, the bank owned $2,161,700 in FHLB stock and the minimum required investment was $2,024,500.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities and allowance for loan losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Dividends

In determining whether dividends will be declared on the Common Stock, the Board of Directors will take into account the Company's operating results, financial condition, tax considerations, future capital and cash flow requirements, and other relevant factors. The Company's right to pay a dividend might be restricted under certain circumstances by documents governing the December, 2001, issuance of the trust preferred securities and debentures as previously noted under the "Incorporation and Operations" section of Note 1.

Tennessee law requires that dividends be paid only from retained earnings (or undivided profits), except that dividends may be paid from capital surplus with the prior written consent of the Tennessee Department of Financial Institutions. Tennessee laws regulating savings banks require certain charges against and transfers from an institution's undivided profits account before undivided profits can be made available for the payment of dividends.

Reclassifications

In instances where required, amounts reported in prior years' financial statements included herein have been reclassified to put them on a comparable basis to the amounts reported in the December 31, 2001 consolidated financial statements.

Note 2 **Land, Buildings and Equipment**

Fixed assets at December 31, 2001, 2000 and 1999 are summarized as follows:

	2001	2000	1999
Land	1,450,000	1,450,000	850,000
Buildings and Leasehold Improvements	3,040,756	2,941,388	2,296,821
Furniture, Fixtures and Equipment	2,091,976	1,888,152	1,519,039
	6,582,732	6,279,540	4,665,860
Less: Accumulated Depreciation	1,263,552	883,607	607,618
	5,319,180	5,395,933	4,058,242

Note 3 Loans and Leases Receivable

Loans and leases receivable at December 31, 2001, 2000 and 1999 consist of the following:

	2001	2000	1999
First Mortgage Loans	54,554,665	54,716,151	43,715,282
Construction Loans	20,163,050	24,454,126	23,525,380
Consumer Loans	12,536,061	10,204,760	9,952,066
Participation Loans, Net	503,354	533,676	533,676
Commercial Loans	56,028,216	50,931,829	41,919,362
Credit Line Advances	710,137	392,295	419,062
Direct Finance Leases	1,342,242	1,461,095	904,705
Gross Loans and Leases Receivable	145,837,725	142,693,932	120,969,533
Less:			
Undisbursed Portion of Loans in Process	(6,606,444)	(6,418,089)	(6,457,206)
Net Deferred Loan Origination Fees	(140,949)	(120,626)	(72,554)
Accumulated General Loan and Lease Loss Allowance	(1,473,855)	(1,062,511)	(810,303)
	(8,221,248)	(7,601,226)	(7,340,063)
Loans and Leases Receivable - Net	137,616,477	135,092,706	113,629,470

An analysis of the allowance for loan and lease losses is as follows:

	2001	2000	1999
Balance - Beginning of Period	1,062,511	810,303	630,324
Provision for Losses	589,902	302,609	181,429
Actual Loan and Lease Losses	(178,558)	(50,401)	(1,450)
Balance - End of Period	1,473,855	1,062,511	810,303

The gross amount of participation loans serviced by State of Franklin Savings Bank was $1,006,596 at December 31, 2001 and was $1,067,240 for years ending December 31, 2000 and 1999.

Note 4 Supervision and Regulation

General

As a Tennessee-chartered federally insured savings bank, the Savings Bank is subject to extensive regulation. Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. The Savings Bank is regularly examined by the FDIC and the Tennessee Department of Financial Institutions and files periodic reports concerning its activities and financial condition with its regulators. The Savings Bank's relationship with depositors and borrowers also is regulated to a great extent by both federal law and the laws of the State of Tennessee, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents.

Federal and state banking laws and regulations govern all areas of the operation of the Savings Bank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice. The primary federal regulator of the Savings Bank, the FDIC, has authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

Note 4 Continued

Tennessee law permits the Savings Bank to become a member of the Federal Reserve System or the Federal Home Loan Bank System. The Savings Bank is a member of the Federal Home Loan Bank of Cincinnati. The FHLB of Cincinnati functions as a central reserve bank that provides credit for member institutions. The Savings Bank, as a member of the FHLB of Cincinnati, is required to own capital stock in the FHLB of Cincinnati. Provided certain standards related to creditworthiness continue to be met, the Savings Bank will be authorized to apply for additional advances on the security of such stock and on certain of its residential mortgage loans and other assets (principally, securities which are obligations of, or guaranteed by, the United States). The Savings Bank's current advances from FHLB are disclosed in Note 8.

Tennessee Supervision and Regulation

As a Tennessee-chartered savings bank, the Savings Bank is subject to various state laws and regulations that limit the amount that can be loaned to a single borrower, the type of permissible investments, and geographic expansion, among other things. The Savings Bank must submit an application and receive the approval of the Department before opening a new branch office or merging with another financial institution. The Commissioner of the Department (Commissioner) has the authority to enforce state laws and regulations by ordering a director, officer or employee of the Savings Bank to cease and desist from violating a law or regulation and unsafe and unsound banking practices.

Federal Regulation

The Company is subject to regulation by the Federal Reserve Bank (FRB) and is required to file annual reports with the FRB. The Company is subject to examination by the FRB and is required to obtain FRB approval prior to acquiring, directly or indirectly, ownership or control of more than 5% of the voting stock of a bank. The Company is only able to engage in, own, or control companies that engage in activities closely related to banking.

The Savings Bank was approved by the FDIC to have its deposit accounts insured up to applicable limits by the Bank Insurance Fund. The BIF was designated as an insurance fund pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA). As insurer, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises and regulates the operations of state-chartered banks that are not members of the Federal Reserve System. FDIC approval is required prior to any merger or consolidation involving state, nonmember banks, or the establishment or relocation of an office facility thereof. FDIC supervision and regulation is intended primarily for the protection of depositors and the FDIC insurance funds.

Any insured bank that does not operate in accordance with or conform to FDIC regulations, policies and directives may be sanctioned for noncompliance. For example, proceedings may be instituted against any insured bank or any director, officer, or employee of such bank who engages in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate deposit insurance pursuant to procedures established for that purpose. Failure to meet minimum capital requirements can initiate certain mandatory---and possibly additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Risk-Based and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Savings Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Savings Bank as well-capitalized under the regulatory framework for prompt corrective action. The "prompt corrective action" regulations established five categories of depository institutions: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly under-capitalized, and (5) critically under-capitalized. Each category relates to the level of capital for the depository institution. A "well-capitalized" institution meets the minimum level required by regulation (i.e., total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater). To be categorized as well-capitalized, the Savings Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The capital levels of the Company as of December 31, 2001 include adjustment for the subordinated debentures issued in December of 2001, subject to certain limitations. Federal Reserve guidelines limit the amount of cumulative preferred securities which can be included in Tier 1 capital to 25% of total Tier 1 capital. As of December 31, 2001, approximately $6,300,000 of the $8,000,000 of the debentures were included as Tier 1 capital of the Company with the remaining $1,700,000 included as Tier 2 capital, component of total risk-based capital.

Note 4 Continued

The capital ratios for **State of Franklin Savings Bank** are as follows:

In Thousands	Actual Amount	Actual Ratio	For Capital Adequacy Purposes And To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
As of December 31, 2001:				
Total Risk-Based Capital (to Risk-Weighted Assets)	18,680	11.25%	≥16,602	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	17,244	10.39%	≥ 9,961	6.0%
Tier 1 Capital (to Adjusted Total Assets)	17,244	7.44%	≥11,588	5.0%
As of December 31, 2000:				
Total Risk-Based Capital (to Risk-Weighted Assets)	16,355	12.78%	≥12,802	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	15,325	11.97%	≥ 7,681	6.0%
Tier 1 Capital (to Adjusted Total Assets)	15,325	7.93%	≥ 9,665	5.0%

The capital ratios for **State of Franklin Bancshares, Inc.** are as follows:

In Thousands	Actual Amount	Actual Ratio	For Capital Adequacy Purposes And To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
As of December 31, 2001:				
Total Risk-Based Capital (to Risk-Weighted Assets)	28,392	17.03%	≥16,671	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	25,224	15.13%	≥10,003	6.0%
Tier 1 Capital (to Adjusted Total Assets)	25,224	10.80%	≥11,675	5.0%
As of December 31, 2000:				
Total Risk-Based Capital (to Risk-Weighted Assets)	18,197	14.15%	≥12,858	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	17,135	13.33%	≥ 7,715	6.0%
Tier 1 Capital (to Adjusted Total Assets)	17,135	8.79%	≥ 9,747	5.0%

Note 5 Employee and Director Benefit Plans

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) for those employees who meet the eligibility requirements of the plan. The ESOP was established and funded for 1997. On February 28, 1998, 5,236 shares of the Savings Bank with a fair value of $57,600 were issued for the 1997 contribution. The Savings Bank stock was exchanged for Company stock as discussed in Note 1.

Note 5 Continued

During the third quarter of 1998, the ESOP borrowed $700,000 from the Company and used the funds to purchase 63,636 shares of common stock of the Company at $11 per share. Note payments were $8,218 per month for ten years with a fixed interest rate of 7.25%. The note balances outstanding at December 31, 2000 and 1999 were $571,637and $626,615, respectively. A related loan was granted for the purpose of leveraging the ESOP in the amount of $700,000 with similar terms and collaterized with stock. The note balances outstanding at December 31, 2000 and 1999 were $571,637 and $626,615, respectively.

On June 30, 2000, the ESOP borrowed an additional $599,994 from the Company and used the funds to purchase 44,444 additional shares of common stock of the Company at $13.50 per share. Note payments were $7,280 per month for ten years with a fixed interest rate of 8.00%. The note balance outstanding at December 31, 2000 was $579,985.

In November 2001, the ESOP loans were consolidated into a seven year term loan from the Company in the amount of $1,071,093 with a fixed interest rate of 6.00%. Note payments are $15,218 per month for 83 months plus a final principal payment of $24,092. The note balance outstanding at December 31, 2001 was $1,046,094. Also, in November 2001, the Company granted a $300,000 line of credit to the ESOP for the purchase of additional shares of stock in the Company as it becomes available. The interest rate for balances outstanding on the line of credit is 6% with a five year term. Interest is paid monthly with principal payments made as funds are available. At December 31, 2001, the outstanding balance advanced on the line of credit was $44,000.

Shares owned by the ESOP at December 31, 2001 totaled 151,528. ESOP shares are maintained in a suspense account until released and allocated to participants' accounts. The release of shares from the suspense account is based on the principal paid in the year in proportion to the total of current year and remaining outstanding debt. Allocation of released shares to participants' accounts is done as of December 31. Shares allocated and remaining in suspense were as follows:

	December 31,	
	2001	**2000**
Number of Shares		
Released and Allocated	43,654	26,431
Committed to be Released	5,687	5,554
Suspense	88,814	98,957
Fair Value		
Released and Allocated	707,195	396,465
Committed to be Released	351,049	83,310
Suspense	1,438,787	1,484,355

The expense recorded by the Company is based on cash contributed to the ESOP during the year in amounts determined by the Board of Directors, plus the excess of fair value of shares released and allocated over the ESOP's cost of those shares. Contributions to the ESOP are as follows:

	December 31,	
	2001	**2000**
Compensation Expense	264,000	186,000
Contributions	264,000	186,000

No dividends have been declared on the Company's stock. If dividends are paid, the ESOP administrators will determine whether dividends on allocated and unallocated shares will be used for debt service. Any allocated dividends used will be replaced with common stock of equal value. For the purpose of computing earnings per share, all ESOP shares committed to be released are considered outstanding.

The released Company stock will be allocated to employees based on their salaries. Generally, all employees who work over 1,000 hours are eligible for the plan after one year of service. Employees will be vested after seven years of service. This plan includes a 401(k) feature that began in 1998, which allows employees to defer up to 15% of their salary and is matched by the Company up to 6%. In addition, the Company may make a discretionary contribution to the ESOP.

Note 5 Continued

Stock Option Plans

On December 21, 1996, the Savings Bank's Board of Directors approved the Stock Option Plan for Directors and the Stock Option Plan for Management. A total of 15% of the original stock offering (91,500 shares) was reserved for these plans. These plans were retroactively amended after year end.

Under the amended stock option plan for the outside directors, one-third of the total shares were granted to the outside directors as compensation for directors' fees over the next five years. Beginning when the Savings Bank had annual profitability, the options begin vesting at 20% per year to each director. This totals 2,346 shares per director. The exercise price of the options is $10 per share. The vested portion of the options may be exercised at any time. There is no termination date on the options, but in the event of death, the estate must exercise the options within twelve months. If the Savings Bank is sold or merged, the options become 100% vested.

Under the stock option plan for management, the remaining 61,000 shares were granted to management as an incentive in the Savings Bank's performance. The options retroactively began to vest after three consecutive quarters of profitability. The options vest at 20% per year for five years. The exercise price of the options is $10 per share. The vested portion of the options may be exercised at any time. There is no termination date on the options, but in the event of death, the estate must exercise the options within twelve months. If the individual leaves the service of the Savings Bank, the options must be exercised within three months, although this requirement may be waived by the board. If the Savings Bank is sold or merged, the options become 100% vested.

The stock option plans for outside directors and for management were amended, effective April 17, 1998 and again June 23, 2000, for a portion of the secondary offerings (75,192 and 60,546 shares, respectively). Approximately one-third of these shares were allocated to outside directors and the remaining to management. The exercise price of these options was set at $11 per share for options granted April 17, 1998 and $13.50 for options granted June 23, 2000. The other terms of these options are the same as the terms of the original options.

An additional stock incentive plan was started October 15, 1999. 34,000 stock options were granted to employees with an exercise price of $13.50. These options vest over five years and expire after ten years. There are significant restrictions imposed based on continued employment.

		Awarded And Unexercised Options	Vested Options	Weighted Average Exercise Price Per Share
December 31, 2000				
Options Granted - Outside Directors	January 1, 2000	50,006	35,001	$10.50
	During 2000	23,508		$13.50
Options Granted - Management	January 1, 2000	145,128	73,476	$11.16
	During 2000	37,038	--	$13.50
Options Outstanding	December 31, 2000	255,680	108,477	
December 31, 2001				
Options Granted - Outside Directors	January 1, 2001	73,514	49,707	$11.46
	During 2001	2,500	–	$16.20
Options Granted - Management	January 1, 2001	182,166	109,910	$11.64
	During 2001	--	--	
Options Outstanding	December 31, 2001	258,180	159,617	

The State of Franklin Savings Bank accounts for these plans under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, under which no compensation cost has been recognized. Statement of Financial Accounting Standard No. 123, *Accounting for Stock-based Compensation*, (SFAS No. 123) requires compensation cost to be calculated by the fair value based method. However, it is not possible to estimate the fair value of the options at the grant date. Therefore, the estimates of compensation cost have been determined by the intrinsic value based method.

Note 6 Deposits

Savings deposit balances are summarized as follows:

	December 31, 2001			December 31, 2000		
	Average Rate	Amount	Percent	Average Rate	Amount	Percent
Passbook	2.60	41,603,020	20.79	4.68	16,657,166	10.28
Interest-Free Checking	-	18,216,284	9.10	-	9,503,943	5.86
NOW	2.00	8,512,548	4.26	2.00	7,465,557	4.61
Money Market Deposit	2.21	46,020,212	22.99	5.51	31,022,840	19.14
		114,352,064	57.14		64,649,506	39.89
Fixed Term Certificate Accounts						
Balances $100,000 or Greater	4.45	22,237,766	11.11	6.38	23,480,179	14.48
Balances Less than $100,000	4.32	63,547,244	31.75	6.36	73,952,705	45.63
		85,785,010	42.86		97,432,884	60.11
		200,137,074	100.00		162,082,390	100.00

The contractual maturity of certificate accounts at December 31, 2001 and 2000, is as follows:

Year Ending December 31, 2001		Year Ending December 31, 2000	
2002	77,330,432	2001	81,572,541
2003	5,968,854	2002	13,728,541
2004	1,323,611	2003	1,810,104
2005	1,162,113	2004	321,698
2006 and After	--	2005 and After	--
	85,785,010		97,432,884

Note 7 Accrued Interest Receivable, Net

	2001	2000
Loans (Net of Allowance for Uncollected Interest)	736,968	826,044
Investment Securities	627,238	703,354
Cash and Due from Banks	74	517
	1,364,280	1,529,915

Note 8 Federal Home Loan Bank Advances

Advances from FHLB are summarized as follows for the periods ended December 31, 2001 and 2000:

Contractual Maturity	2001	2000
Short-Term (Rate Floats Daily) (Within One Year)	--	12,660,000
Convertible Fixed Rate (Within 10 Years)	30,000,000	11,000,000
Matched-Funding (30-Year Amortizing)	240,995	246,679
Weighted Average Rate	4.95%	6.07%

The convertible fixed rate advances have an original maturity of 10 years with an option held by FHLB to convert to a variable rate tied to 3-month LIBOR beginning 1 to 3 years from the original issue date. If converted to a variable rate the bank maintains the option to pay off the advance or continue at the variable rate over the original contractual maturity of the advance.

The Savings Bank pledges as collateral for these borrowings selected qualifying mortgage loans (as defined) under an agreement with the FHLB. Loans pledged at December 31, 2001 and 2000 were approximately $45,370,000 and $35,860,000, respectively.

Note 9 Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the periods ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Other Noninterest Expense:			
Seminars and Education Expenses	24,807	48,826	42,550
Insurance Expense	49,342	56,591	42,237
Professional Expenses and Supervisory Examinations	134,063	141,214	118,729
Office Supplies and Postage	127,699	136,832	156,513
Telephone	87,853	89,058	114,625
Other	443,028	351,149	271,658
	866,792	823,670	746,312

Note 10 Investment Securities

The amortized cost and fair value of investment securities held-to-maturity and available-for-sale at December 31, 2001 and 2000, by contractual maturity, are shown below. Expected maturities differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

December 31, 2001:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale:				
United States Government Agency Securities Maturing:				
After five years but within ten years	6,887,788	182,113	-	7,069,901
After ten years but within fifteen years	1,229,796	-	26,021	1,203,775
After fifteen years but within twenty years	3,369,059	163,867	104,876	3,428,050
After twenty years	1,083,563	-	51,443	1,032,120
U S Agency Collateralized Mortgage Obligations:				
After five years but within ten years	290,460	-	-	290,460
Municipal Securities Maturing:				
Within one year	120,000	557	-	120,557
After one year but within five years	530,000	15,421	-	545,421
After five years but within ten years	2,109,345	21,290	35,783	2,094,852
After ten years but within fifteen years	10,888,272	14,161	287,117	10,615,316
After fifteen years but within twenty years	5,089,607	-	226,247	4,863,360
After twenty years	1,507,983	-	59,685	1,448,298
Equity Securities (Preferred Stock in U S Government Agencies):				
Callable after 1 year but within five years	17,000,000	62,610	77,028	16,985,582
Callable after five years but within ten years	5,933,450	28,000	67,201	5,894,249
Other				
Within one year	673,487	-	-	673,487
After five years but within ten years	3,000,000	-	87,733	2,912,267
After ten years but within fifteen years	2,100,000	-	110,284	1,989,716
After twenty years	2,558,474	75,311	20,714	2,613,071
Total Available-for-Sale	64,371,284	563,330	1,154,132	63,780,482
Held-to-Maturity:				
United States Government Agency Securities Maturing:				
After five years but within ten years	834,541	-	1,266	833,275
After ten years but within fifteen years	4,490,647	-	39,244	4,451,403
U S Agency Collateralized Mortgage Obligations:				
After one year but within five years	1,962,981	-	-	1,962,981
After five years but within ten years	2,388,716	--	--	2,388,716
Total Held-to-Maturity	9,676,885	--	40,510	9,636,375

Note 10 Continued

December 31, 2000:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale:				
United States Government Agency Securities Maturing:				
After one year but within five years	998,166	-	7,088	991,078
After five years but within ten years	18,771,856	44,900	162,495	18,654,261
After ten years but within fifteen years	1,923,946	48,719	15,858	1,956,807
After fifteen years but within twenty years	1,763,598	109,422	-	1,873,020
Municipal Securities Maturing:				
After one year but within five years	510,000	2,658	-	512,658
After five years but within ten years	770,000	12,405	-	782,405
After ten years but within fifteen years	2,022,990	9,352	-	2,032,342
After fifteen years but within twenty years	747,345	31,539	-	778,884
Equity Securities (Preferred Stock in U S Government Agencies):				
Callable after 1 year but within five years	7,000,000	52,321	-	7,052,321
Callable after five years but within ten years	1,000,000	10,000	-	1,010,000
Other				
Within one year	3,070,691	--	--	3,070,691
Total Available-for-Sale	38,578,592	321,316	185,441	38,714,467
Held-to-Maturity:				
United States Government Agency Securities Maturing:				
After one year but within five years	1,999,598	-	12,384	1,987,214
After five years but within ten years	11,989,770	4,171	188,544	11,805,397
Total Held-to-Maturity	13,989,368	4,171	200,928	13,792,611

Gross proceeds from sales of investment securities available-for-sale for the periods ended December 31, 2001, 2000, and 1999 were $0, $0, and $6,630,965, respectively, resulting in gross gains of $0, $0 and $12,724, respectively. No proceeds were generated from the sales of held-to-maturity investments.

Note 11 **Legal Proceedings**

The Company and its subsidiaries are periodically involved in legal proceedings that are generally incidental to their businesses. At December 31, 2001, there were no legal proceedings that were expected to have a material impact on the Company's financial statements.

Note 12 **Related Party Transactions**

The Savings Bank has granted loans to its executive officers and directors. Management believes that such loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. Loan balances to executive officers and directors at December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Loan Balances at the Beginning of the Period	1,788,928	2,702,537	2,826,000
New Loans	1,278,794	898,963	202,812
Repayments	(1,323,966)	(1,812,572)	(326,275)
Loan Balances at the End of the Period	1,743,756	1,788,928	2,702,537

Executive officers and directors have lines of credit that have not been used in the amount of $613,240, $781,127, and $323,209 at December 31, 2001, 2000, and 1999, respectively.

Two individuals, one a director and the other an officer and director, are also partners in a partnership in which the following significant transaction occurred:

The Savings Bank leases the Browns Mill Office in Johnson City from the partnership. The monthly lease payments were $2,550 per month from the beginning of 1999, increasing to $2,932 as of September 1, 1999 and extending to August 31, 2002.

Note 13 Commitments

In the normal course of business, State of Franklin Savings Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments of the Savings Bank are as follows:

	December 31, 2001			December 31, 2000		
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Mortgage Loans to Originate	-	4,147,789	4,147,789	271,200	-	271,200
Construction Loans	9,000	6,590,750	6,599,750	469,185	5,924,394	6,393,579
Unsecured Lines of Credit	-	415,255	415,255	-	978,359	978,359
Overdraft Protection Accounts	400,928	-	400,928	370,852	-	370,852
Home Equity Lines of Credit	-	2,707,566	2,707,566	-	4,969,611	4,969,611
Commercial Loans	--	6,782,053	6,782,053	--	5,370,550	5,370,550
	409,928	20,643,413	21,053,341	1,111,237	17,242,914	18,354,151

Commitments under standby letters of credit totaled approximately $75,000 and $67,500 December 31, 2001 and 2000, respectively.

At December 31, 2001, the Savings Bank had an unused line of credit for funds purchases and daylight overdrafts with one bank. The line totals $2,000,000 and has a variable interest rate based on the lending bank's daily federal funds rate. The Savings Bank also has available lines of credit with the Federal Home Loan Bank in the amount of $29,759,000.

The Savings Bank is engaged in the sale of mortgage loans on the secondary market. These loans are sold outright and are not serviced by the Savings Bank. The gain on the sale of these mortgage loans is as follows:

	2001	*2000*	*1999*
Selling Price	18,333,321	7,359,346	8,832,597
Less: Carrying Value	17,985,843	7,244,050	8,690,751
Loan Cost	119,880	52,699	40,084
Net Gain on Loans Sold	227,598	62,597	101,762

At December 31, 2001, 2000, and 1999, *the Savings Bank had mortgage loans committed to be sold totaling* $2,548,370, $264,922, and $453,562, respectively. Commitments to originate loans to be sold on the secondary market were $1,968,281, $486,384, and $416,050 at December 31, 2001, 2000, and 1999, respectively.

The Savings Bank leases office space at the Browns Mill Road, Johnson City, branch location under an operating lease which was scheduled to expire on August 31, 1999 with an option to renew and extend for another three years. The Savings Bank exercised the option and the lease has been extended until August 31, 2002. The Savings Bank has two automobile leases that expire on April 4, 2003 and July 8, 2003. The Savings Bank also leases storage space at the Browns Mill Road, Johnson City, branch location under a month-to-month operating lease.

Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal.

Approximate minimum future rentals to be paid under the cancelable and noncancelable leases for five years subsequent to December 31, 2001 are as follows:

Years Ended December 31,	Noncancelable Leases - Building & Auto	Cancelable Leases - Building
2002	55,099	1,680
2003	44,330	1,680
2004	35,190	1,680
2005	35,190	1,680
2006	35,190	1,680
Total Minimum Future Rentals	204,999	8,400

Note 14 Guaranteed Preferred Beneficial Interest in Subordinated Debentures

On December 18, 2001, State of Franklin Bancshares, Inc. issued $8,248,000 of junior subordinated debentures to State of Franklin Trust I (the "Trust"), a Connecticut business trust wholly owned by the Company. The Trust (a) sold $8,000,000 of Capital Securities through its underwriters to institutional investors and upstreamed the proceeds to the Company and (b) issued $248,000 of Common Securities to the Company. Both of these Securities have the same terms and conditions as the junior subordinated debentures. The sole asset of the Trust is the $8,248,000 of junior subordinated debentures issued by State of Franklin Bancshares. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of the Trust's obligations with respect to the Capital Securities. These capital securities are presented in the Consolidated Statements of Condition as "Guaranteed Preferred Beneficial Interest in Subordinated Debentures" and qualify as Tier 1 capital, subject to certain limitations as discussed in Note 4. The securities are redeemable at par after December 2006 and have a final maturity in December 2031. The interest is payable quarterly at a floating rate equal to 3-month LIBOR plus 3.6%. There is a five-year rate cap of 12.5%. The interest distributions are payable on March 18, June 18, September 18, and December 18. The first distribution will be paid on March 18, 2002. A $240,000 placement cost associated with the Capital Securities will be amortized over five years using the level yield method. The Capital Securities will be used to support the Company's current capital position allowing for future growth.

Note 15 Fair Value of Financial Instruments

The fair value of financial instruments is disclosed to comply with SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*. The following tables present estimates of fair value for the Savings Bank's financial instruments at December 31, 2001 and 2000:

	Carrying Amount	Fair Value
December 31, 2001:		
Financial Assets:		
Cash and Cash Equivalents	33,900,338	33,900,338
Investment Securities	72,567,046	71,860,422
Loans	141,638,702	143,527,223
Accrued Interest Receivable	1,364,280	1,364,280
Financial Liabilities:		
Deposits	200,137,074	200,779,922
Advance Payments by Borrowers for Taxes and Insurance (Escrows)	99,414	99,414
Accrued Interest on Deposits	179,897	179,897
FHLB Advances	30,240,995	30,884,560
Preferred Beneficial Interest in Subordinated Debentures	8,000,000	8,000,000
December 31, 2000:		
Financial Assets:		
Cash and Cash Equivalents	7,468,255	7,468,255
Investment Securities	52,703,835	52,642,953
Loans	136,420,139	136,420,139
Accrued Interest Receivable	1,542,443	1,542,443
Financial Liabilities:		
Deposits	162,082,390	162,243,761
Advance Payments by Borrowers for Taxes and Insurance (Escrows)	107,235	107,235
Accrued Interest on Deposits	188,408	188,408
Notes Payable	571,637	488,154
FHLB Advances	23,906,679	23,937,013

The carrying amounts in the preceding table are included in the consolidated statements of financial condition under the applicable captions. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Note 13. No derivatives were held by the Company. It is not practicable to estimate the fair value of Federal Home Loan Bank stock because it is not marketable. The carrying amount of that investment is reported at cost in the consolidated statements of financial condition.

The following describes the assumptions and methodologies used to calculate the fair value for financial instruments.

Note 15 Continued

Fair Values of Financial Instruments: Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Floating Rate Loans: Floating rate 1-4 family residential mortgage loans reprice periodically and will lag movements in market rates. The fair value for floating rate mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of principal payments, interest payments, and repricings, are discounted with current Savings Bank prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the 1-4 family residential floating rate mortgage portfolio.

Fixed Rate Loans and Leases: The fair value for fixed rate loans and leases is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with current Savings Bank prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the fixed rate mortgage and installment loan portfolios.

Allowance for Loan Losses: The fair value of the allowance for loan losses is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Cash and Cash Equivalents: The fair value of cash and cash equivalents are approximated by the book value.

Investment Securities: Market quotes, when available, are used for the fair value of investment securities.

Defined Maturity Deposits: *The fair value for defined maturity deposits is calculated by discounting future cash flows to their present value.* Future cash flows, consisting of both principal and interest payments, are discounted with Savings Bank prices for similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined Maturity Deposits: The fair value of undefined maturity deposits is required by the statement to equal the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Long-Term Debt: The fair value of long-term debt instruments and Federal Home Loan Bank advances is estimated using a discounted cash flow calculation, based on current rates for similar debt.

Limitations: The foregoing fair value estimates are made at a specific point in time, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Savings Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Savings Bank's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments, no attempt was made to estimate the value of anticipated future business and the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Savings Bank's existing core deposit base, premises and equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

Note 16 Federal Income Tax

A reconciliation between the effective income tax expense or benefit and the amount computed by multiplying the projected statutory federal income tax rate for the period ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Computed "Expected" Tax (Expense)	(876,586)	(686,109)	(602,076)
Bad Debt Deduction	(203,855)	(88,028)	68,490
Amortization of Organization Expense	3,953	18,902	23,232
Other	(1,672)	(1,821)	(23,223)
FHLB Dividends	49,643	37,290	25,772
Tax Free Interest	153,183	6,936	-
FHLMC Dividends	293,619	54,707	5,760
Provision for Income Taxes	(581,715)	(658,123)	(507,805)
Current Income Tax (Expense)	(702,598)	(721,546)	(579,375)
Deferred Income Tax Benefit	120,883	63,423	71,570
Provision for Income Taxes	(581,715)	(658,123)	(507,805)
Deferred Tax Assets and Liabilities:			
Due to Net Operating Loss Carryforward	-	-	3,517
Due to Unrealized (Gains) Losses on Investments	22,969	(51,633)	314,365
Due to FHLB Dividends	(128,391)	(77,147)	(26,294)
Due to Reserve for Loan and Lease Losses	600,949)	403,754	307,915
Other	13,576	38,841	--
Deferred Tax Assets - Net	709,103	313,815	599,503

The holding company had a net operating loss carryforward of $10,435 for 1999.

In assessing the realizability of the related deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the projection for future taxable income over the periods which the deferred tax asset is deductible, at December 31, 2001, management believes it is more likely than not that the Savings Bank will realize the benefits of these deductible differences.

Note 17 Comprehensive Income

In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, (SFAS No. 130), *Reporting Comprehensive Income.* This new statement establishes standards for reporting and displaying comprehensive income and its components in a basic set of financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that results from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Reclassification adjustments are made to avoid counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. For example, gains on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized holding gains in the period in which they arose must be deducted through other comprehensive income of the period in which they are included in net income to avoid including them in comprehensive income twice.

Note 18 Earnings Per Share

Statement of Financial Accounting Standards No. 128 (SFAS No. 128), *Earnings Per Share*, is effective for fiscal years ending after December 15, 1997. This statement presents standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies previous standards for computing EPS and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS.

Earnings per Share Computation:

	2001	2000	1999
Net Income	1,957,411	1,379,687	1,087,097
Average Basic Shares Outstanding	1,374,709	1,329,958	1,123,721
Basic Earnings Per Share	1.42	1.04	0.97
Net Income	1,957,411	1,379,687	1,087,097
Average Basic Shares Outstanding	1,374,709	1,329,958	1,123,721
Dilutive Effect Due to Stock Options	65,572	42,873	24,828
Average Shares Outstanding, as Adjusted	1,440,281	1,372,831	1,148,549
Diluted Earnings Per Share	1.36	1.00	0.95

Note 19 Condensed Parent Company Only Financial Statements

Statement of Financial Position	**December 31, 2001**	**December 31, 2000**
Assets:		
Cash and Cash Equivalents	8,541,730	1,314,064
Investments - Available-for-Sale	514,297	494,462
Investment in State of Franklin Leasing	623,724	550,287
Investment in State of Franklin Savings Bank	16,828,873	15,436,047
Investment in State of Franklin Statutory Trust I	248,000	-
Interest Receivable	5,414	-
Trust Preferred Placement Cost, net of amortization	236,000	-
Deferred Tax Assets	3,099	3,099
Total Assets	27,001,137	17,797,959
Liabilities:		
Notes Payable	-	571,637
Accounts Payable and Accrued Expenses	13,993	1,719
Total Liabilities	13,993	573,356
Guaranteed Preferred Beneficial Interest In Subordinated Debentures	8,248,000	--
Stockholders' Equity:		
Common Stock, $1.00 Par Value, Authorized: 10,000,000 Shares; Issued: 1,465,512 Shares	1,465,512	1,465,512
Paid-In Capital	14,251,461	14,251,461
Accumulated Other Comprehensive Income	(414,722)	89,678
Retained Earnings	4,526,987	2,569,575
Less: Employee Stock Ownership	(1,090,094)	(1,151,623)
Total Stockholders' Equity	18,739,144	17,224,603
Total Liabilities and Stockholders' Equity	27,001,137	17,797,959

Note 19 Continued

Statement of Income

	Period Ended December 31, 2001	Period Ended December 31, 2000
Interest Income	69,969	50,659
Interest Expense	(17,184)	-
Other Operating Expenses	(74,144)	(60,343)
Income (Loss) before Income Taxes and Equity in Undistributed Earnings of Subsidiaries	(21,359)	(9,684)
Provision for Income Taxes (Benefit)	(8,108)	(3,676)
Income (Loss) before Equity in Undistributed Earnings of Subsidiaries	(13,251)	(6,008)
Equity in Undistributed Earnings of Subsidiaries	1,970,662	1,385,695
Net Income	1,957,411	1,379,687

Statement of Cash Flows

	Period Ended December 31, 2001	Period Ended December 31, 2000
Cash Flows from Operating Activities		
Net Income	1,957,411	1,379,687
Items Not Affecting Cash and Cash Equivalents:		
Equity in Undistributed Earnings of Subsidiaries	(1,970,662)	(1,385,695)
Increase (Decrease) in Accounts Payable	12,274	(11,810)
Amortization Expense	4,000	-
Earned ESOP Shares	61,529	74,986
(Increase) in Accounts Receivable	(5,414)	--
Net Cash Provided by Operating Activities	59,138	57,168
Cash Flows from Investing Activities		
Purchase of Available-for-Sale Investments	(19,835)	(26,991)
Investment in Subsidiary	(248,000)	(1,700,000)
Net Cash Used by Investing Activities	(267,835)	(1,726,991)
Cash Flows from Financing Activities		
Net proceeds from the issuance of guaranteed preferred beneficial interests in subordinated debentures	8,008,000	-
Issuance of Common Stock, Net	-	2,171,724
ESOP Shares Purchased	-	(599,994)
Repayments of Debt	(571,637)	(54,978)
Net Cash Provided by Financing Activities	7,436,363	1,516,752
Net Increase (Decrease) in Cash and Cash Equivalents	7,227,666	(153,071)
Cash and Cash Equivalents at Beginning of Period	1,314,064	1,467,135
Cash and Cash Equivalents at End of Period	8,541,730	1,314,064

State of Franklin

BANCSHARES, INC.

STATEMENT OF MANAGEMENT RESPONSIBILITY

The management of State of Franklin Bancshares, Inc. and its subsidiaries is responsible for the preparation, content and integrity of the consolidated financial statements and all other information included in this annual report. The consolidated financial statements, which include management's best estimates where judgment is required, are prepared in accordance with generally accepted accounting principles applied on a consistent basis and meet the requirements of the appropriate regulatory agencies.

The Company has established and maintains a system of internal controls designed to provide reasonable assurance as to the integrity and reliability of the consolidated financial statements and related information, the protection of assets and customer deposits from material loss or misuse, and the detection of fraudulent financial reporting. The Company's system of internal controls includes written policies and procedures, proper delegation of authority and organizational division of responsibilities, and the careful selection and training of qualified personnel.

Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the system of internal controls provides reasonable assurances that financial transactions are recorded properly to permit the preparation of reliable consolidated financial statements.

Management also recognizes its responsibility for conducting the Company's affairs in an ethical and socially responsible manner. This responsibility is characterized and reflected in key policy statements covering, among other subjects, proper conduct of business practices. The Company maintains a systematic program to communicate, review and assess compliance with these policies.

The Audit Committee of the Board of Directors has the responsibility for the recommendation of the independent certified public accountants for the Company. The Board of Directors, through its Audit Committee, is responsible for ensuring that both management and the independent certified public accountants fulfill their respective responsibilities with regard to the financial statements. The independent certified public accountants have free access to the Audit Committee.

The Company's consolidated financial statements have been audited by Baylor and Backus. Their responsibility is to express an opinion on the Company's consolidated financial statements and, in performing their audit, to evaluate the Company's internal control system to the extent they deem necessary in order to issue an opinion on the Company's consolidated financial statements. As described further in their report, their opinion is based on their audits, which were conducted in accordance with generally accepted auditing standards and is believed by them to provide a reasonable basis for their opinion.

Charles E. Allen, Jr.

Chairman of the Board of Directors
and Chief Executive Officer

Randal R. Greene

President

1907 North Roan Street - P.O. Box 940 - Johnson City, Tennessee 37605-0940 - (423) 232-4400 - Facsimile (423) 232-4448

State of Franklin Savings Bank

5 Locations And 6 ATM's To Serve You


$250 MILLION

1907 North Roan Street
Johnson City, Tennessee



4409 Fort Henry Drive
Kingsport, Tennessee



3300 Browns Mill Road
Johnson City, Tennessee



240 West Center Street
Kingsport, Tennessee



612 West Walnut Street
Johnson City, Tennessee



Milligan College Campus
ATM located inside Student Building

Board of Directors



Charles E. Allen, Jr.
Director, Chairman of the Board & CEO
State of Franklin Bancshares, Inc.



Randal R. Greene
Director, President
State of Franklin Bancshares, Inc.



Charles E. Allen, M.D.
Director
Retired Physician



Vance W. Cheek
Director
Retired Chairman, President and CEO
Home Financial Corporation



Kenneth E. Cutshall, M.D.
Director
Physician, John Lawson Surgical Group, PC



Stephen K. Gross
Director
Chief Financial Officer and Owner
Microporous Products, LP



Alan R. Hubbard
Retired Businessman



Dr. Donald R. Jeanes
Director
President, Milligan College



Verrill M. Norwood, Jr.
Director
Retired Environmental Consultant



Cameron E. Perry
Director
Retired Executive Vice-President
Home Financial Corporation



Richard S. Venable
Director
Owner & President, RSV, Inc.



H. Jack Williams, M.D.
Director
Physician, Orthopaedic Associates, PC

Corporate Information

MAIN OFFICE
1907 North Roan Street
Johnson City, Tennessee 37601

BRANCH LOCATIONS
612 West Walnut Street
Johnson City, Tennessee 37604

3300 Browns Mill Road
Johnson City, Tennessee 37604

240 West Center Street
Kingsport, Tennessee 37660

4409 Fort Henry Drive
Kingsport, Tennessee 37663

CERTIFIED PUBLIC ACCOUNTANTS
Baylor & Backus
Johnson City, Tennessee

COUNSEL
Baker, Donelson, Bearman, & Caldwell
Johnson City, Tennessee

Brandt & Beeson
Johnson City, Tennessee

TRANSFER AGENT
Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606-6905
(312) 427-2953

INVESTOR RELATIONS
Becky Mominee
Vice-President of Investor Relations
State of Franklin Bancshares, Inc.
P.O. Box 940
Johnson City, Tennessee 37605
(423) 232-4400, ext. 253

WEBSITES
www.stateoffranklin.com
www.sofrealestate.com

Officers of State of Franklin Savings Bank

Charles E. Allen, Jr.	*Chairman*
Randal R. Greene	*President and CEO*
Gail Archer	*Senior Vice-President & Manager of the Main Office*
Vicky Fields	*Vice-President & Manager of the Center Street Office*
Marty Gray	*Vice-President & Treasurer*
Rick Gray	*Vice-President Credit Administration*
Debbie Howell	*Vice-President & Manager of the Walnut Street Office*
Peg Kuhbander	*Vice-President & Manager of the Colonial Heights Office*
Becky Mominee	*Vice-President & Corporate Secretary*
Mike Redwine	*Vice-President Accounting*
Ernie Stoltzfus	*Vice-President & Manager of the Browns Mill Road Office*
Jeff Stott	*Vice-President Information Technology*
Robert Williams	*Vice-President Private Banking*
Kent Anders	*Assistant Vice-President Mortgage Lender*
DeAnna Cole	*Assistant Vice-President Human Resources*
Kay Collins	*Assistant Vice-President Purchasing*

Other Company Officers

Chip Smith	*Leasing Officer State of Franklin Leasing Corp.*
Nancy Rowe	*Vice-President State of Franklin Real Estate, Inc.*

State of Franklin

BANCSHARES, INC.

423-926-3300	1907 North Roan Street Johnson City, Tennessee 37601
423-461-4550	612 West Walnut Street Johnson City, Tennessee 37604
423-854-2180	3300 Browns Mill Road Johnson City, Tennessee 37604
423-246-2100	240 West Center Street Kingsport, Tennessee 37660
423-239-6290	4409 Fort Henry Drive Kingsport, Tennessee 37663